[LETTERHEAD OF BONDS.COM GROUP, INC.]

April 21, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request to Withdraw S-1/A Bonds.com Group, Inc. Filed April 17, 2014 File No. 333-148398

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Company”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for withdrawal of Post-Effective Amendment No.1 (the “Amendment”) to its Registration Statement on Form S-1 (SEC File No. 333-148398)(the “Registration Statement”), filed with the Commission on April 17, 2014. The Amendment, intended to deregister unsold securities, has not been declared effective.

The Company is making this withdrawal request because, due to a labeling error, the Amendment was filed with the EDGAR tag “S-1/A” instead of “POS AM.” The Company expects to refile the Amendment with the tag “POS AM.”

Sincerely,

/s/ John M. Ryan

John M. Ryan Chief Financial Officer, Chief Administrative Officer and Interim Co-Chief Executive Officer Bonds.com Group, Inc.